Ex. 77E

LEGAL PROCEEDINGS

1. Tribune Company

Harbor Mid Cap Value Fund has been named as a defendant and/or as a putative member of a proposed defendant class in Kirschner v. FitzSimons (In re Tribune Co.), No. 12-2652(S.D.N.Y.)
(the "FitzSimons action"); Deutsche Bank v. Ohlson Enterprises,
No. 12-0064 (S.D.N.Y.) (the "Deutsche Bank action"); and Niese v.
ABN AMRO Clearing Chicago LLC, No. 12-0555 (S.D.N.Y.)(the "Niese action"), as a result of its ownership of shares in the Tribune Company ("Tribune") in 2007, when Tribune effected a leveraged buyout transaction ("LBO") by which Tribune converted to a privately-held company. The plaintiffs in these lawsuits have alleged that, in connection with the LBO, insiders and shareholders were paid for their Tribune stock using financing that the insiders knew would, and ultimately did, leave Tribune insolvent. The plaintiffs have asserted claims for fraudulent conveyance against Harbor Mid Cap Value Fund and other former Tribune shareholders.

All three lawsuits have been consolidated with the majority of the other Tribune-related lawsuits in the multidistrict litigation proceeding In re Tribune Co. Fraudulent Conveyance Litig., No. 11-2296 (S.D.N.Y.)
the "MDL Proceeding").

On September 23, 2013, the District Court granted the defendants' omnibus motion to dismiss the Deutsche Bank and Niese actions, on the basis that the plaintiffs lacked standing. On September 30, 2013, the plaintiffs filed a notice of appeal of the September 23 order. On October 28, 2013, the defendants filed a joint notice of cross-appeal of that same order.

On April 24, 2014, the District Court issued a "Phase Two Motion Protocol" in the FitzSimons action that directed the liaison counsel for the shareholder defendants to file a global motion to dismiss, i.e., a motion that applies to the claim against all shareholder defendants, with respect to Count I of the action, which is the claim brought against former Tribune shareholders for intentional fraudulent conveyance under federal law. On May 23, 2014, the shareholder defendants filed their global motion to dismiss Count I. The Court has not yet issued a decision on the motion.

None of these lawsuits alleges any wrongdoing on the part of Harbor Mid Cap Value Fund. Harbor Mid Cap Value Fund held shares of Tribune and tendered these shares as part of Tribune's LBO. The value of the proceeds received by Harbor Mid Cap Value Fund was approximately $299. Harbor Mid Cap Value Fund's cost basis in the shares of Tribune was approximately $262. At this stage of the proceedings, Harbor Mid Cap Value Fund is not able to make a reliable prediction as to the outcome of these lawsuits or the effect, if any, on the Fund's net asset value.

2. Lyondell Chemical Company

In October 2011, Harbor Capital received subpoenas in connection with two cases: Weisfelner, as Trustee of the LB Creditor Trust v.
Fund 1 (In re Lyondell Co.), No. 10-4609 (Bankr. S.D.N.Y.)
(the "Creditor Trust action") and Weisfelner, as Trustee of the LB Litigation Trust v. A. Holmes & H. Holmes TTEE (In re
Lyondell Co.), No. 10-5525 (Bankr. S.D.N.Y.) (the "Litigation
Trust action"). Both cases, and a related case entitled Weisfelner, as Trustee of the LB Creditor Trust v. Reichman, No. 12-1570
(Bankr. S.D.N.Y.) (the "Reichman action"), arise out of the bankruptcy of Lyondell Chemical Company ("Lyondell"), shares of which were previously owned by Harbor Mid Cap Value Fund. Similar to the claims made in the Tribune matter, these actions seek to have set aside and recovered as fraudulent transfers from former Lyondell shareholders the consideration paid to them pursuant to the cash out merger of Lyondell shareholders in connection with the combination of Lyondell and Basell AF in 2007. Lyondell filed for bankruptcy in 2008.

The Litigation Trust action and the Reichman action name classes of defendants of persons or entities that received proceeds from the Lyondell merger transaction, and the Creditor Trust action names hundreds of anonymously identified defendants. Because Harbor Mid Cap Value Fund was a beneficial owner of Lyondell stock and received proceeds from the Lyondell merger transaction, it is possible that Harbor Mid
Cap Value Fund will be identified as a defendant or is already captured within the definition of the putative classes in the Litigation Trust action or Reichman action. It may also be one of the anonymously identified defendants in the Creditor Trust action.

On January 14, 2014, the Court granted in part and denied in part the defendants' motion to dismiss the Creditor Trust action. In April 2014, the plaintiffs filed amended complaints in all three actions.
Like prior versions of the complaints, the amended complaints allege claims for fraudulent transfer against the former Lyondell shareholders.
In May 2014, the plaintiff in the Litigation Trust Action filed a motion to certify a defendant class. The Court held a status conference on May 29, 2014, and set forth a schedule for handling both the motions to dismiss and motion for class certification.

None of these lawsuits alleges any wrongdoing on the part of Harbor Mid Cap Value Fund. Harbor Mid Cap Value Fund received approximately $1,439 in cash proceeds from the cash out merger. Harbor Mid Cap Value Fund's cost basis in the shares of Lyondell was approximately $931. At this stage of the proceedings, Harbor Mid Cap Value Fund is not able to make a reliable prediction as to the outcome of these lawsuits or the effect, if any, on the Fund's net asset value.